

Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

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Date: August 9, 2006

Reference

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ID # 82-1306

082-01306

dlw 8/10



Royal Wessanen nv

For further information, please contact:
Corporate Communications Phone +31 (0)30 298 88 31 E-mail corporate.communications@wessanen.com
Investor Relations Phone +31 (0)30 298 88 03 E-mail investor.relations@wessanen.com

Press release – Results second quarter 2006 August 9, 2006

Wessanen: second quarter showed continued profit improvement; sales stay somewhat behind

Highlights

- Revenue in Q2-06 was EUR 389 million, against EUR 414 million in the same period last year. Sales at North America Distribution and Europe Branded remained somewhat behind our expectations, whereas North America Branded and Europe Distribution performed well.
- EBITAE increased by 16.0% from EUR 13.0 million in Q2-05 to EUR 15.0 million in Q2-06. EBITAE margin rose from 3.1% in Q2-05 to 3.9% in the period.
- EBIT has more than doubled to EUR 13.3 million (Q2-05: EUR 5.1 million)
- Net profit rose from EUR 10.8 million in Q2-05 to EUR 12.0 million in Q2-06.
- Operational cash flow generated from continuing operations increased in the first half of 2006 to EUR 15.2 million from EUR 9.6 million in the same period last year.
- Outlook 2006 has been adjusted.
- Interim dividend of EUR 0.20, payable on August 22, 2006.

CEO statement

Ad Veenhof, Wessanen CEO, says: "Looking at the results for the first half of the year I am pleased to see that EBITAE is reflecting the expected progression as a result of the various actions taken to improve our bottom line performance. EBIT over the first six months of 2006 more than doubled in comparison with the same period last year, primarily in North America. Furthermore, our brands are generally performing well; recent product introductions are proving to be successful, the latest initiatives have been well received by the trade and quite a number of new exciting introductions are in the pipeline for later this year. However, I realize that the transition period from restructuring to growth is not the easiest phase in our journey. Sometimes we simply need to give it just a little bit more time. Our primary focus is, of course, on our North American Distribution division, where growth is coming somewhat more slowly than expected. We know that this organization is ready for growth, that it has the infrastructure and the team necessary to drive growth. Top line growth is receiving the full attention of management. In Europe, while many of our brands showed progress, that progress was offset by declining markets in the Netherlands and Belgium for Beckers traditional snacks. We had anticipated a faster switch from traditional snacks to more adventurous, premium snacks.

Despite these challenges which have prevented some parts of the business from developing as rapidly as anticipated, we are convinced that this will happen in the coming two quarters, based on a solid innovation pipeline in our branded businesses and near-term prospects for extending our customer base at Tree of Life North America."



Consolidated key figures Q2 and half year 2006

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
388.9	413.8	Revenue[1]	797.3	825.3
393.7	413.8	Revenue at constant exchange rates[1]	782.1	825.3
15.0	13.0	EBITAE (operating result before goodwill amortization and exceptional items)[1]	26.3	22.8
(1.7)	(7.9)	Exceptional items before taxes[1]	(2.4)	(12.0)
13.3	5.1	EBIT (operating profit)[1]	23.9	10.6
12.0	10.8	Profit	17.1	14.1
0.17	0.15	Earnings per share *(in euro)*	0.24	0.20

Adjusted outlook 2006

The year 2006 should be seen in the context of the strategic and financial targets set for year-end 2007. For most of our businesses, excluding North America Distribution, EBITAE as a percentage of sales (ROS) is already close to our 2007 year-end targets and is expected to remain stable or slightly better in 2006 compared to 2005. For the second half of this year, we expect our North American branded business to continue its good performance and our European branded business to start growing based on a solid innovation pipeline. This will compensate for the slight decrease in the first six months, arriving globally for the whole year at a growth of between 2 to 4% *(was: 4 to 5%)*. European distribution business is expected to grow close to 4% *(was: 4 to 5%)* over the full year 2006.
We are fully on track to meet the growth and margin objectives for these three activities as previously announced for year-end 2007.

For the full year, sales of our North American distribution division are expected to show a limited decline *(was: modest growth)*. Although somewhat slower than expected, previously terminated contracts are being gradually offset by organic growth and new business. Based on these expectations, EBITAE as a percentage of sales at the North American distribution operations is expected to increase to 1 to 1.5% *(was: 1.5 to 2%)* in 2006. The focus of this division will be on growing the top line with existing and new customers as well as continuing efficiency improvements in order to reach the year-end 2007 targets.

Wessanen's restructuring process is nearing completion. Exceptional items in the first half of 2006 primarily relate to the completion of activities started in 2005. For Europe, we expect exceptional income and expenses to balance out and together with the overflow of restructuring activities in the United States the total exceptional costs are not expected to exceed the estimated EUR 3 million.

---

[1] *from continuing operations (excluding discontinued operations: Dailycer, Delicia and Beckers Germany).*
The comparative figures for the quarter have been adjusted for proper allocation of the results of Righl (acquired in 2005) for the first half of 2005 to the first respectively second quarter of 2005. Accordingly, sales of EUR 2.3 million and EBITAE of EUR 0.5 million were reallocated from Q2-05 to Q1-05.



Financial summary

Revenue for the quarter was 6% below last year, which was primarily impacted by a slower sales recovery at North America Distribution and Europe Branded. Although we had already anticipated negative sales growth over the first six months at Tree of Life, our top ten customers continue to show solid growth. The European branded business was negatively impacted by a poor performance of Beckers 'Classics' snacks, as a result of declining markets. North America Branded, on the other hand, showed a solid improvement in autonomous sales of 6.9%.

EBITAE margin continues to improve on a quarterly basis.

Exceptional items in Q2-06 amounted to EUR (1.7) million and consisted mainly of an overflow of restructuring costs in the North American distribution business.

The *cash inflow* in the second quarter for continuing operations was EUR 10 million positive; for assets held for sale this amount was EUR 2 million negative.

Net debt increased in Q2-06 with EUR 10 million to EUR 143 million, including dividend payments of EUR 32 million.

Highlights second quarter per segment: North America

- Sales to Tree of Life's top ten customers increased, but a decline in sales to some of the smaller independent supermarket customers, who are facing stiff competition from the large chains, and a decline in sales to natural food stores, had a negative impact on Q2-06 revenue.
- EBITAE for the quarter increased from EUR 2.9 million in Q2-05 (1.1% as a percentage of revenue) to EUR 5.2 million in Q2-06 (2.1% as a percentage of revenue).
- The North American branded division performed well. Own key brands such as Daily's, KA-ME and Sesmark showed double-digit revenue growth for the quarter.
- New product introductions within North America Branded, such as Daily's ready-to-drink Bag in a Box cocktail mixes, were well received by distributors and the trade.

Total North American business (in euros)

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
244.0	265.7	Revenue	508.8	529.8
248.5	265.7	Revenue at constant exchange rates	493.3	529.8
5.2	2.9	EBITAE	5.8	2.5
2.1%	1.1%	EBITAE margin (as a % of net sales)	1.1%	0.5%
(2.5)	(4.7)	Exceptional items	(3.0)	(8.8)
2.7	[illegible]	EBIT (operating result)	2.8	(6.4)



Total North American business (in US dollars)

Q2 2006	Q2 2005	x USD million, unless stated otherwise	HY 2006	HY 2005
310.1	331.4	Revenue	630.0	676.6
6.5	3.7	EBITAE	7.2	3.1
2.1%	1.1%	EBITAE margin (as a % of net sales)	1.1%	0.5%
(3.1)	(5.9)	Exceptional items	(3.7)	(11.3)
3.4	(2.2)	EBIT (operating profit)	3.5	(8.1)

North America Branded (in euros)

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
41.4	38.9	Revenue	67.0	63.5
41.3	38.9	Revenue at constant exchange rates	65.0	63.5
5.1	4.6	EBITAE	5.9	5.4
12.3%	11.8%	EBITAE margin (as a % of net sales)	8.8%	8.5%
(0.6)	(0.6)	Exceptional items	(0.6)	(0.2)
4.5	4.0	EBIT (operating profit)	5.3	5.1

North America Branded (in US dollars)

Q2 2006	Q2 2005	x USD million, unless stated otherwise	HY 2006	HY 2005
52.1	49.0	Revenue	83.0	81.1
6.4	5.8	EBITAE	7.3	6.8
12.3%	11.8%	EBITAE margin (as a % of net sales)	8.8%	8.4%
(0.7)	(0.8)	Exceptional items	(0.7)	(0.3)
5.6	5.[illegible]	EBIT (operating profit)	6.6	6.6

North America Distribution (in euros)

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
202.6	226.8	Revenue	441.8	466.3
207.2	226.8	Revenue at constant exchange rates	428.3	466.3
0.1	(1.7)	EBITAE	(0.1)	(2.9)
0.0%	(0.7%)	EBITAE margin (as a % of net sales)	0.0%	(0.6%)
(1.9)	(4.1)	Exceptional items	(2.4)	(8.6)
(1.8)	(5.8)	EBIT (operating profit)	(2.5)	(11.5)



North America Distribution (in US dollars)

Q2 2006	Q2 2005	x USD million, unless stated otherwise	HY 2006	HY 2005
258.0	282.[illegible]	Revenue	547.[illegible]	[illegible]
0.1	(2.2)	EBITAE	(0.1)	(3.7)
0.0%	(0.8)%	EBITAE margin (as a % of net sales)	0.0%	(0.6%)
(2.4)	(5.1)	Exceptional items	(3.0)	(11.0)
(2.3)	(7.2)	EBIT (operating profit)	(3.1)	(14.7)

Highlights second quarter per segment: Europe

- Revenue for the quarter showed a modest decline compared to the same period last year (EUR 148 million in Q2-05 vs EUR 145 million in Q2-06), mainly caused by declining sales at Beckers 'Classics' snacks and the business model change in the Italian Bjorg business.
- EBITAE is in line with the comparable period last year, with slightly higher margins.
- European brands generally developed according to plan and new product introductions are expected to deliver overall growth for the full year.
- Europe Distribution performed better than the same period last year. This can mainly be attributed to improved sales and margins in the Netherlands and Belgium.
- Divestment process of the Private Label business is progressing according to plan.
- Exceptional items of EUR 1 million positive consisted mainly of the result on the sale of buildings.

Total European business

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
144.9	148.1	Revenue[1]	288.5	295.5
145.2	148.1	Revenue at constant exchange rates[1]	288.8	295.5
11.8	11.8	EBITAE[1]	24.2	24.5
8.1%	8.0%	EBITAE margin (as a % of net sales)[1]	8.4%	8.3%
1.0	(3.3)	Exceptional items[1]	0.9	(3.1)
12.8	8.5	EBIT (operating profit)[1]	25.2	21.4

Europe Branded

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
111.2	114.2	Revenue[1]	220.4	228.5
111.3	114.2	Revenue at constant exchange rates[1]	220.5	228.5
10.0	10.3	EBITAE[1]	20.8	21.6
9.0%	9.0%	EBITAE margin (as a % of net sales)[1]	9.4%	9.5%
0.7	(2.9)	Exceptional items[1]	0.6	(2.7)
10.7	7.4	EBIT (operating profit)[1]	21.4	18.9

[1] *from continuing operations (excluding discontinued operations: Dailycer, Delicia and Beckers Germany).*
The comparative figures for the quarter have been adjusted for proper allocation of the results of Righi (acquired in 2005) for the first half of 2005 to the first respectively second quarter of 2005. Accordingly, sales of EUR 2.3 million and EBITAE of EUR 0.5 million were reallocated from Q2-05 to Q1-05.



Europe Distribution

Q2 2006	Q2 2005	x EUR million, unless stated otherwise	HY 2006	HY 2005
33.7	33.9	Revenue[1]	**68.1**	67.0
33.9	33.[illegible]	Revenue at constant exchange rates[1]	**68.3**	67.0
1.8	1.5	EBITAE[1]	**3.4**	2.9
5.3%	4.4%	EBITAE margin (as a % of net sales)[1]	**5.0%**	4.3%
0.3	(0.4)	Exceptional items[1]	**0.3**	(0.4)
2.1	1.1	EBIT (operating profit)[1]	**3.7**	2.6

Dividend

Interim dividend will remain at the same level as last year (EUR 0.20) and will be payable on August 22, 2006. For the full year the company will again propose to its shareholders a dividend of EUR 0.65.

Important dates

November 3, 2006	Publication third quarter results 2006
February 27, 2007	Publication fourth quarter and annual results 2006
April 18, 2007	Annual General Meeting of Shareholders
May 9, 2007	Publication first quarter results 2007
August 1, 2007	Publication second quarter and half-year results 2007
October 31, 2007	Publication of third quarter results 2007

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. We specialize in identifying, developing and distributing premium foods that are authentic and true to their origins. Our brands and products are focused on two sectors: Health foods, most notably natural and organic foods, and Premium Taste foods, including specialties from around the world.

We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category management, strong brands, value-added distribution services and transatlantic alignment.

Appendix

1. Condensed consolidated interim financial statements Second Quarter and First Half 2006
2. Review report



Note on forward-looking statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.



Appendix 1: Condensed consolidated interim financial statements Second Quarter and First Half 2006

Condensed consolidated income statement

in millions of euro, unless stated otherwise

Q2 2006	Q2 2005		HY 2006	HY 2005
390.7	413.8	Revenue*	799.3	825.8
(377.4)	(408.7)	Operating expenses	(775.4)	(815.2)
13.3	5.1	**Operating profit**	23.9	10.6
(2.5)	(0.9)	Net financing costs	(4.8)	(1.6)
-	-	Share of profit associates	-	-
10.8	4.2	**Profit before taxes**	19.1	9.0
(0.2)	(0.2)	Tax benefit/(expense)	(2.7)	(1.5)
1.8	7.2	Profit from discontinued operations, net of tax	1.6	7.8
12.4	11.2	**Profit for the period**	18.0	15.3
		Attributable to:		
12.0	10.8	Equity holders of parent	17.1	14.1
0.4	0.4	Minority interests	0.9	1.2
12.4	11.2	***Profit for the period***	18.0	15.3
		Earnings per share (euro)		
0.17	0.15	Basic	0.24	0.20
0.17	0.15	Diluted	0.24	0.20
		Average number of shares (1.000 shares)		
71,179	70,603	Basic	71,154	70,303
72,632	72,117	Diluted	72,607	71,917
		Average USD exchange rate (Euro per U.S. Dollar)	0.8076	0.7830

: Including exceptional revenue from the sale of property, plant and equipment (see note 7).
The compertive figures for the quarter have been adjusted for proper allocation of the results of Right (acquired in 2005) for the first half of 2005 to the first respectively second quarter of 2005. Accordingly, sales of EUR 2,3 million and EBITAE of EUR 0,5 million were reallocated from Q2-05 to Q1-05.

Condensed consolidated balance sheet

in millions of euro, unless stated otherwise

	June 30, 2006	Proforma December 31, 2005*	December 31, 2005
Non-current assets	365.8	365.8	431.9
Current assets	456.1	472.9	531.5
Assets classified as held for sale	141.8	142.7	18.0
	963.7	981.4	981.4
Equity attributable to equity holders of parent	473.2	484.1	484.1
Minority interests	9.6	8.7	8.7
Group equity	482.8	492.8	492.8
Non-current liabilities	172.2	151.9	169.1
Current liabilities	233.6	266.8	297.4
Liabilities classified as held for sale	75.1	69.8	22.1
	963.7	981.4	981.4
End of period USD exchange rate (Euro per U.S. Dollar)	0.7860	0.8430	0.8430

: Adjusted for assets held for sale: Dailycer, Delicia and Beckers Germany



Condensed consolidated interim statement of cash flow

in millions of euro, unless stated otherwise

	HY 2006	HY 2005
Cash flow from continuing operations		
Operating activities		
Operating result (EBIT)	23.9	10.6
Adjustments for:		
Amortization, depreciation and impairment of assets	8.1	9.7
Other non-cash and non-operating items	9.5	18.0
Operating profit before changes in working capital and provisions	41.5	38.3
Changes in primary working capital	(0.4)	9.4
Changes in other current assets and liabilities	(10.7)	(11.7)
Changes in non-current assets and liabilities	(15.2)	(26.4)
Cash generated from the operations	15.2	9.6
Income tax received/(paid)	(0.7)	18.8
Interest paid	(4.1)	(2.0)
Cash flow from operating activities	10.4	26.4
Cash flow from investing activities	(16.7)	(11.8)
Cash flow from financing activities	6.3	(59.1)
Net cash flow from operating, investing and financing activities	-	(44.5)
Cash flow from discontinued operations		
Net cash flow from operating, investing and financing activities	(3.3)	3.5
Cash flow of the Group		
Net cash flow from operating, investing and financing activities	(3.3)	(41.0)
Cash and cash equivalents at beginning of period, including discontinued operations	7.5	24.5
Net cash from operating, investing and financing activities	(3.3)	(41.0)
Effect of exchange rate fluctuations on cash and cash equivalents	-	(0.7)
Cash and cash equivalents related to discontinued operations	2.8	(0.6)
Cash and cash equivalents of continuing operations at end of period	7.0	(17.8)
Average USD exchange rate (Euro per U.S. Dollar)	0.8076	0.7830

Condensed consolidated statement of changes in group equity

in millions of euro, unless stated otherwise

	HY 2006	HY 2005
Balance at beginning of period	492.8	487.9
Profit for the period	18.0	15.3
Effective portion of changes in fair value of cash flow hedges	4.8	-
Foreign exchange translation differences	(6.6)	12.7
Total recognized income and expense	16.2	28.0
Own shares sold	-	4.5
Share options exercised by employees	5.4	1.0
Equity-settled transactions net of tax	0.4	0.4
Dividends to shareholders	(32.0)	(30.3)
Change in minority interests	-	0.7
Balance at end of period	482.8	492.2
Equity attributable to equity holders of parent	473.2	481.3
Minority interests	9.6	10.9
Group equity	482.8	492.2



Notes to the condensed consolidated interim financial statements
In millions of euro, unless stated otherwise

1 The company and its operations

Royal Wessanen nv (the "Company") is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company as at and for the six months ended June 30, 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The information in these condensed consolidated interim financial statements is unaudited.

2 Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 "Interim Financial Reporting". They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005.

These condensed consolidated interim financial statements were approved by the Board on August 8, 2006.

3 Accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2005.

4 Estimates

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments are made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

5 Financial risk management

The Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2005.



6 Financial information by segment

Activities of continuing operations are carried out by four separate business segments: North America Branded, North America Distribution, Europe Branded and Europe Distribution.

Key financial data regarding these segments are given below:

Segment information

in millions of euro, unless stated otherwise

Q2 2006	Q2 2005		HY 2006	HY 2005
		Total North American business		
243.9	265.6	Revenue*	508.8	529.8
(2.6)	(4.7)	Exceptional items	(3.0)	(6.6)
2.7	(1.8)	Operating profit	2.8	(6.4)
		North America Branded		
41.4	38.9	Revenue*	67.0	63.5
(0.6)	(0.6)	Exceptional items	(0.6)	(0.2)
4.6	4.0	Operating profit	5.3	5.1
		North America Distribution		
202.6	226.7	Revenue*	441.8	466.3
(1.9)	(4.1)	Exceptional items	(2.4)	(8.6)
(1.8)	(5.8)	Operating profit	(2.5)	(11.5)
		Total European business		
144.9	148.2	Revenue*	288.5	295.5
1.0	(3.3)	Exceptional items	0.9	(3.1)
12.8	8.6	Operating profit	25.2	21.4
		Europe Branded		
111.2	114.2	Revenue*	220.4	228.5
0.7	(2.9)	Exceptional items	0.6	(2.7)
10.7	7.4	Operating profit	21.4	18.9
		Europe Distribution		
33.7	33.9	Revenue*	68.1	67.0
0.3	(0.4)	Exceptional items	0.3	(0.4)
2.1	1.1	Operating profit	3.7	2.6

*Excluding exceptional revenue from the sale of property, plant and equipment.



7 Exceptional items

Exceptional items are defined as terms of income and expense within profit and loss from ordinary activities of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of the Company for the period.

Exceptional items primarily bear an expense character, offset by exceptional income on primarily divestments of operations and sale of property, plant and equipment.

Wessanen's restructuring process is nearing completion. Exceptional items in the first half of 2006 primarily relate to the completion of activities started in 2005.

The main items of exceptional income and (expenses) are specified as follows:
in millions of euro, unless stated otherwise

Q2 2006	Q2 2005		HY 2006	HY 2005
1.8	(0.1)	Sale of property, plant and equipment	2.0	0.5
(1.9)	(2.2)	Operation Phoenix / Build on the Roots	(2.6)	(3.9)
(1.6)	(5.6)	Other restructuring expenses	(1.8)	(8.6)
(1.7)	(7.9)		(2.4)	(12.0)

Classified in the profit and loss statement as follows:

Q2 2006	Q2 2005		HY 2006	HY 2005
1.8	-	Revenue	2.0	0.5
(3.5)	7.9	Operating expenses	(4.4)	(12.5)
(1.7)	7.9		(2.4)	(12.0)



8 Income tax expense

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended June 30, 2006 was 14% (for the year ended December 31, 2005: 16%; for the six months ended June 30, 2005: 17%). The change in effective tax rate was mainly caused by the positive effect of a change in local tax rates and the partial release of valuation allowances in respect of tax losses carried forward.

9 Acquisition of subsidiaries

On March 31, 2006 the Group acquired all of the shares in Bio Slym for EUR 3.5 million in cash.
The results of Bio Slym are consolidated as from April 1, 2006. In the three months to June 30, 2006, Bio Slym contributed EUR 0.3 million to revenue and EUR (0.1) to net income.

in millions of euro, unless stated otherwise

	April 1, 2006
Non-current assets	2.1
Current assets	1.4
Non-current liabilities	(1.5)
Current liabilities	(1.4)
Net identifiable assets and liabilities	0.6
Goodwill on acquisition	2.9
Cash paid	3.5

Holders of the minority interest of Natudis held a put option to sell their interest to Wessanen. The related liability was recognized in the balance sheet in 2005. In March 2006, the option has been exercised, as a result of which EUR 9.0 million was paid to obtain the remaining shares in Natudis.



10 Assets held for sale/Discontinued operations and non-current assets held for sale

At the end of the first quarter of 2006, Wessanen management decided to divest its private label activities to focus on brands and distribution services. The divestment process is progressing according to plan.

Management has separated Private Label activities from ordinary operations. The results of these discontinued operations are presented (together with the German Beckers business) separately, as a single amount.

Other assets held for sale include some properties.

As at June 30, 2006 total assets held for sale comprised assets of EUR 141.8 million less liabilities of EUR 75.1 million.

in millions of euro, unless stated otherwise

	June 30, 2006
Non-current assets discontinued operations	73.2
Other non-current assets held for sale	0.7
Current assets discontinued operations	67.9
	141.8
Non-current liabilities discontinued operations	18.0
Current liabilities discontinued operations	57.1
	75.1



Appendix 2. Review report

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of Royal Wessanen nv ("the Company"), Utrecht, as of 30 June 2006, and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended ("the interim financial information") as set out on pages 8 to 14.

We have not reviewed the figures for the second quarters 2005 and 2006 as included in the interim financial information.

The interim financial information is the responsibility of the Company's management. Our responsibility is to issue a report on this interim financial information based on our review.

Scope

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the EU.

Amstelveen, 9 August 2006

KPMG Accountants N.V.

F.A.C.M. van Kasteren RA